SE(N

19006435

E'O

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Energy Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood **Suite 410**
(No. and Street)

Dallas	**Texas**	**75201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Russell Weinberg **(214) 219-8201**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 0 1 2019
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, J. RUSSELL WEINBERG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GROWTH ENERGY CAPITAL ADVISORS LLC, D.B.A. ENERGY CAPITAL SOLUTIONS LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

DIRECTOR
Title

Subscribed and sworn to before me this 28th day of February 2019

[signature]
Notary Public

MARGARET S THOMPSON
Notary ID # 10411048
My Commission Expires
July 3, 2020
NOTARY PUBLIC STATE OF TEXAS

This report* contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
X	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous a
	(o)	Independent Auditors' Report on Internal Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Energy Capital Advisors, LLC,
d.b.a, Energy Capital Solutions, LLC
TABLE OF CONTENTS
DECEMBER 31, 2018

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our responsibility is to express an opinion on Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements. The supplemental information is the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's auditor since 2002.
Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Statement of Financial Condition

as of December 31, 2018

ASSETS		
Cash and Cash Equivalents	$	100,369
TOTAL ASSETS	$	100,369
LIABILITIES AND MEMBER'S EQUITY		
MEMBER'S EQUITY	$	100,369
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,369

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Statement of Operations

for the Year Ended December 31, 2018

REVENUE	
Financial Advisory Fees	$ 279,250
TOTAL REVENUE	279,250
EXPENSES	
Regulatory Expenses	23,920
Occupancy, Operating and Overhead (Note 6)	701,440
TOTAL EXPENSES	725,360
NET LOSS	$ (446,110)

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Statement of Changes in Member's Equity

for the Year Ended December 31, 2018

MEMBER'S EQUITY, BEGINNING OF YEAR	**$ 546,479**
Net Loss	**(446,110)**
MEMBER'S EQUITY, END OF YEAR	**$ 100,369**

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Statement of Cash Flows

for the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (446,110)
Net Cash Used In Operating Activities	(446,110)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(446,110)
Beginning of Period	546,479
End of Period	$ 100,369

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors, LLC, d.b.a Energy Capital Solutions, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent"). The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 6). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment Banking Revenue

Investment banking revenue includes fees from raising private capital and providing merger and acquisition advisory services to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Advisory fee revenue and capital raising revenue are earned and paid upon successful closing of a transaction, the performance obligation.

Investment Advisory Fees

Investment Advisory Fees are received monthly and are recognized as performance obligations are met. Performance obligations generally include execution of the contract and certain advisory services defined in the contracts.

As a practical expedient, the Company has determined it has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date. Therefore, the Company recognizes revenue in the amount to which the entity has a right to invoice.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2018, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $100,369, which was $95,369 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $17,431 plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the year ending December 31, 2018, the Company paid management fees to the Parent of approximately $696,000 which is reflected in occupancy, operating and overhead expenses in the accompanying Statement of Operations. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

7. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2018 and for the period from January 1, 2019 to February 25, 2019, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New Accounting Standards

During the year 2018, the Company adopted the following Accounting Standard Update (ASU):

ASU 2014-09 – Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

As a practical expedient, the Company has recognized the cumulative effect at the date of adoption, January 1, 2018. The revenue recognition standard was applied to all contracts and no existing contracts were restated.

There was no impact to member's equity as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting ASC 606, as revenue recognition and timing of revenue did not change as a result.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the company's financial position or results of operations.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 25, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2018.

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

as of December 31, 2018

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	**100,369**
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		**100,369**
Deductions and/or charges:		
Non-allowable assets		
Other assets		
Net capital before haircuts on securities positions		**100,369**
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Net Capital	$	**100,369**

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	

See Notes to Financial Statements

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Schedule I, Continued

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess Net Capital	$ 95,369
Excess Net Capital at 1000%	$ 94,369
Ratio: Aggregate Indebtedness to Net Capital	0.00 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Growth Energy Capital Advisors, LLC, d.b.a, Energy Capital Solutions, LLC.

Growth Energy Capital Advisors, LLC,

d.b.a, Energy Capital Solutions, LLC

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

as of December 31, 2018

EXEMPTIVE PROVISIONS

Growth Energy Capital Advisors, LLC, d.b.a, Energy Capital Solutions, LLC, "The Company" operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC stated that Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 25, 2019

energycapitalsolutions

BROKER DEALERS ANNUAL EXEMPTION REPORT

Growth Energy Capital Advisors, LLC, d.b.a Energy Capital Solutions, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. Energy Capital Solutions, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

J. Russell Weinberg
Managing Director
January 24, 2019

2651 North Harwood • Suite 410 • Dallas, Texas 75201 • 214.219.8200 • 214.219.8206 fax